Exhibit 99.1

Sequans Communications Announces Fourth Quarter and Full Year 2016 Financial Results

PARIS--(BUSINESS WIRE)--February 14, 2017--4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter and Full Year 2016 Highlights:

Revenue: Revenue of $14.0 million increased 12.0% compared to the third quarter of 2016, and increased 28.4% compared to the fourth quarter of 2015. In both cases, this was due to higher product sales partly offset by lower license and service revenues. Full-year revenue increased 40.1% to $45.6 million in 2016 from $32.5 million in 2015.

Gross margin: Gross margin was 38.2% compared to gross margin of 46.8% in the third quarter of 2016, and compared to 42.5% in the fourth quarter of 2015, due to a less favorable revenue mix in the fourth quarter of 2016, primarily lower license and service revenues. Full-year gross margin increased to 43.8% in 2016 from 40.2% in 2015.

Operating loss: Operating loss was $4.9 million compared to an operating loss of $4.0 million in the third quarter of 2016 and an operating loss of $5.2 million in the fourth quarter of 2015, reflecting higher revenues offset by lower gross profit and higher operating expenses. Full year operating loss for 2016 was $19.7 million compared to an operating loss of $23.6 million for 2015.

Net loss: Net loss was $5.4 million, or ($0.07) per diluted share/ADS, compared to a net loss of $5.1 million, or ($0.08) per diluted share/ADS, in the third quarter of 2016 and a net loss of $9.9 million, or ($0.17) per diluted share/ADS, in the fourth quarter of 2015. Full year net loss for 2016 was $24.8 million, or ($0.39) per diluted share/ADS, compared to a net loss of $27.4 million, or ($0.46) per diluted share/ADS, for 2015.

Non-IFRS Net loss: Excluding the non-cash items of stock-based compensation, the fair-value (in 2015) and effective interest adjustments related to the convertible debt and other financings, and the provision for WiMAX inventory (in 2015), non-IFRS net loss was $4.2 million, or ($0.06) per diluted share/ADS, compared to a non-IFRS net loss of $4.3 million, or ($0.07) per diluted share/ADS in the third quarter of 2016, and a non-IFRS net loss of $4.5 million, or ($0.08) per diluted share/ADS, in the fourth quarter of 2015. Full year non-IFRS net loss for 2016 was $19.9 million, or ($0.31) per diluted share/ADS, compared to a full year non-IFRS net loss of $23.3 million, or ($0.39) per diluted share/ADS in 2015.

Cash: Cash, cash equivalents and short-term deposit at December 31, 2016 totaled $20.5 million compared to $8.7 million at December 31, 2015.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2016	%*	Q3 2016	%*	Q4 2015	%*	Full year 2016	%*	Full year 2015	%*
Revenue	$14.0		$12.5		$10.9		$45.6		$32.5
Gross profit	5.3	38.2%	5.8	46.8%	4.6	42.5%	20.0	43.8%	13.1	40.2%
Operating loss	(4.9)	(34.9%)	(4.0)	(31.7%)	(5.2)	(47.7%)	(19.7)	-43.3%	(23.6)	(72.7%)
Net loss	(5.4)	(38.5%)	(5.1)	(41.1%)	(9.9)	(90.7%)	(24.8)	-54.4%	(27.4)	(84.2%)
Diluted EPS	($0.07)		($0.08)		($0.17)		($0.39)		($0.46)
Weighted average number of diluted shares/ADS	74,501,387		61,642,549		59,145,393		63,805,442		59,144,905
Cash flow from (used in) operations	(5.7)		(9.5)		(2.2)		(15.6)		(16.4)
Cash, cash equivalents and short-term deposit at quarter-end	20.5		24.7		8.7		20.5		8.7

Additional information on non-cash items:
- Stock-based compensation included in operating result	0.5		0.2		0.2		1.1		0.9
- Change in the fair value of convertible debt embedded derivative	-		-		4.2		1.6		2.0
- Non-cash interest on convertible debt and other financing	0.7		0.6		0.3		2.2		0.8
- Impact of revaluation of interest-free government loan	-		-		(0.1)		(0.1)		(0.3)
- WiMAX inventory provision	-		-		0.8		-		0.8
Non-IFRS diluted EPS (excludes stock-based compensation, fair value and effective interest adjustments related to the convertible debt and its embedded derivative, and the non-cash impact of revaluation of interest-free government loan)	($0.06)		($0.07)		($0.08)		($0.31)		($0.39)

* Percentage of revenue

“We are pleased to report revenue growth of 40% in 2016, a year in which we became the technology leader in LTE for IoT,” said Georges Karam, Sequans CEO. “During 2016, we grew and also diversified our customer base, expanded our relationships with operators all over the world, and engaged in several new technology partnerships.

“We expect continued strong momentum in design wins and a growing pipeline of new opportunities to result in higher annual revenue growth in 2017, accelerating more in 2018, as the broadband access business continues to grow and the pace of the IoT ramp continues to gain momentum.”

Q1 2017 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2017 to be in the range of $11.5 to $13.5 million, reflecting typical seasonality, with non-IFRS gross margin above 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.07) and ($0.09) for the first quarter of 2017, based on approximately 75.0 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation, the non-cash fair-value and effective interest adjustments related to the convertible debt and other financings, and any other relevant non-cash or non-recurring expenses.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2016 today, February 14, 2017 at 8:00 a.m. EST / 14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9960 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 14, 2017 by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 414366.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic partnerships, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) the impact of natural disasters on our sourcing operations and supply chain, and (xi) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation, the non-cash financial expense related to the convertible debt and its embedded derivative issued in April 2015 and April 2016 and the impact of revaluation of an interest-free government loan issued in October 2015. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release. We are not able to provide a non-GAAP reconciliation for forward-looking IFRS estimates for gross margin and net loss per diluted share without unreasonable efforts, because certain adjustments are not known until the end of the period. The impact of these adjustment could be significant to our actual IFRS results.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode 4G LTE wireless semiconductor solutions for Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of 4G technology and its chips are certified and shipping in 4G networks around the world. Today, Sequans offers two LTE product lines: StreamliteLTE™, optimized for IoT and M2M devices and StreamrichLTE™, optimized for feature-rich mobile computing and home and portable router devices. The company is based in Paris, France with additional offices in the United States, United Kingdom, Sweden, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China.

Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

Condensed financial tables follow

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2016	2016	2015

Revenue :
Product revenue	$11,947	$9,523	$6,551
Other revenue	2,006	2,934	4,319
Total revenue	13,953	12,457	10,870
Cost of revenue
Cost of product revenue	7,879	5,900	5,628
Cost of other revenue	740	731	621
Total cost of revenue	8,619	6,631	6,249
Gross profit	5,334	5,826	4,621
Operating expenses :
Research and development	6,327	6,391	6,752
Sales and marketing	2,204	1,926	1,509
General and administrative	1,669	1,459	1,540
Total operating expenses	10,200	9,776	9,801
Operating loss	(4,866)	(3,950)	(5,180)
Financial income (expense):
Interest income (expense), net	(1,080)	(1,062)	(545)
Change in the fair value of convertible debt embedded derivative	-	-	(4,249)
Foreign exchange gain (loss)	670	(61)	234
Loss before income taxes	(5,276)	(5,073)	(9,740)
Income tax expense (benefit)	95	53	117
Loss	$(5,371)	$(5,126)	(9,857)
Attributable to :
Shareholders of the parent	(5,371)	(5,126)	(9,857)
Minority interests	-	-	-
Basic loss per share	($0.07)	($0.08)	($0.17)
Diluted loss per share	($0.07)	($0.08)	($0.17)
Weighted average number of shares used for computing:
— Basic	74,501,387	61,642,549	59,145,393
— Diluted	74,501,387	61,642,549	59,145,393

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2016	2015

Revenue :
Product revenue	$34,581	$24,669
Other revenue	10,998	7,863
Total revenue	45,579	32,532
Cost of revenue
Cost of product revenue	22,574	17,970
Cost of other revenue	3,022	1,481
Total cost of revenue	25,596	19,451
Gross profit	19,983	13,081
Operating expenses :
Research and development	26,334	25,305
Sales and marketing	7,126	5,985
General and administrative	6,267	5,428
Total operating expenses	39,727	36,718
Operating loss	(19,744)	(23,637)
Financial income (expense):
Interest income (expense), net	(3,686)	(1,516)
Other financial expense	(83)	(145)
Change in the fair value of convertible debt embedded derivative	(1,583)	(2,036)
Foreign exchange gain	593	249
Loss before income taxes	(24,503)	(27,085)
Income tax expense (benefit)	284	317
Loss	(24,787)	(27,402)
Attributable to :
Shareholders of the parent	(24,787)	(27,402)
Minority interests	-	-
Basic loss per share	($0.39)	($0.46)
Diluted loss per share	($0.39)	($0.46)
Weighted average number of shares used for computing:
— Basic	63,805,442	59,144,905
— Diluted	63,805,442	59,144,905

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2016	2015 *

ASSETS
Non-current assets
Property, plant and equipment	$6,659	$7,116
Intangible assets	7,707	5,255
Deposits and other receivables	332	345
Available for sale assets	310	321
Total non-current assets	15,008	13,037
Current assets
Inventories	8,693	4,065
Trade receivables	15,285	16,497
Prepaid expenses and other receivables	3,172	3,170
Recoverable value added tax	470	541
Research tax credit receivable	1,902	2,865
Short term deposit	345	393
Cash and cash equivalents	20,202	8,288
Total current assets	50,069	35,819
Total assets	$65,077	$48,856

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 75,030,078 shares authorized, issued and outstanding at December 31, 2016 (59,166,741 at December 31, 2015)	$1,923	$1,568
Share premium	189,029	165,536
Other capital reserves	28,257	16,864
Accumulated deficit	(209,553)	(184,766)
Other components of equity	(796)	(450)
Total equity (deficit)	8,860	(1,248)
Non-current liabilities
Government grant advances, loans and other liabilities	5,355	5,385
Convertible debt and accrued interest	16,338	8,984
Provisions	1,306	1,396
Other Liabilities	22	3,267
Total non-current liabilities	23,021	19,032
Current liabilities
Trade payables	18,358	9,498
Interest-bearing receivables financing	7,712	6,472
Government grant advances	390	916
Convertible debt embedded derivative	-	6,091
Finance lease obligations	-	12
Other current liabilities	4,415	4,604
Deferred revenue	2,275	3,162
Provisions	46	317
Total current liabilities	33,196	31,072
Total equity and liabilities	$65,077	$48,856
* Prior to the issuance of the audited 2015 financial statements, the estimate of costs to complete one service contract was revised based on the best information available at that time, resulting in a remeasurement of the percentage of completion as of December 31, 2015. This remeasurement resulted in a shift of $177,000 in revenue from the fourth quarter of 2015 to the first quarter of 2016, and a corresponding increase in net loss in the fourth quarter of 2015.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of US$)	2016	2015

Operating activities
Loss before income taxes	$(24,503)	$(27,085)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,080	3,408
Amortization and impairment of intangible assets	2,215	1,867
Share-based payment expense	1,122	867
Increase (decrease) in provisions	(240)	152
Financial expense (income)	3,686	1,516
Change in the fair value of convertible debt embedded derivative	1,583	2,036
Other financial expenses	83	145
Foreign exchange loss (gain)	(18)	(340)
Loss (Gain) on disposal of property, plant and equipment	2	5
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	705	(9,091)
Decrease (Increase) in inventories	(4,628)	5,134
Decrease (Increase) in research tax credit receivable	963	578
Increase (Decrease) in trade payables and other liabilities	2,354	2,041
Increase (Decrease) in deferred revenue	(737)	2,848
Increase (Decrease) in government grant advances	(1,030)	(170)
Income tax paid	(226)	(312)
Net cash flow used in operating activities	(15,589)	(16,401)

Investing activities
Purchase of intangible assets and property, plant and equipment	(5,390)	(5,483)
Sale (purchase) of financial assets	24	345
Sale of short-term deposit	48	(233)
Interest received	48	26
Net cash flow used in investments activities	(5,270)	(5,345)

Financing activities
Public equity offering proceeds, net of transaction costs paid	23,569	-
Proceeds from issue of warrants, exercise of stock options/warrants	279	29
Proceeds from Interest-bearing receivables financing	1,240	4,339
Proceeds from interest-bearing research project financing	1,021	-
Proceeds from government loans, net of transaction cost	-	2,134
Proceeds from convertible debt, net of transaction cost	6,932	11,572
Repayment of borrowings and finance lease liabilities	(12)	(183)
Interest paid	(251)	(181)
Net cash flows used in financing activities	32,778	17,710

Net increase (decrease) in cash and cash equivalents	11,919	(4,036)
Net foreign exchange difference	(5)	(5)
Cash and cash equivalent at January 1	8,288	12,329
Cash and cash equivalents at end of the period	$20,202	$8,288

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2016	2016	2015
Net IFRS loss as reported	$(5,371)	$(5,126)	$(9,857)
Add back
Stock-based compensation expense according to IFRS 2 (1)	459	183	246
Change in the fair value of convertible debt embedded derivative	-	-	4,249
Non-cash interest on Convertible debt and other financing (2)	671	646	267
Non-cash impact of revaluation of interest-free government loan	-	-	(148)
WiMAX inventory provision (3)	-	-	760
Non-IFRS loss adjusted	$(4,241)	$(4,297)	$(4,483)

IFRS basic loss per share as reported	($0.07)	($0.08)	($0.17)
Add back

Stock-based compensation expense according to IFRS 2 (1)	($0.00)	$0.00	$0.00
Change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.07
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.00
WiMAX inventory provision (3)	-	-	$0.01
Non-IFRS basic loss per share	($0.06)	($0.07)	($0.08)
IFRS diluted loss per share	($0.07)	($0.08)	($0.17)
Add back
Stock-based compensation expense according to IFRS 2 (1)	($0.00)	$0.00	$0.00
Change in the fair value of convertible debt embedded derivative	$0.00	$0.00	$0.07
Non-cash interest on Convertible debt and other financing (2)	$0.01	$0.01	$0.00
WiMAX inventory provision (3)	-	-	$0.01
Non-IFRS diluted loss per share	($0.06)	($0.07)	($0.08)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$-	$4	$3
Research and development	192	79	107
Sales and marketing	131	31	29
General and administrative	136	69	107

(2) Related to the difference between contractual and effective interests

(3) All included in cost of goods sold in the IFRS loss

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Year ended December 31,
	2016	2015
Net IFRS loss as reported	(24,787)	(27,402)
Add back
Stock-based compensation expense according to IFRS 2 (1)	1,122	867
Change in the fair value of convertible debt embedded derivative	1,583	2,036
Non-cash interest on Convertible debt and other financing (2)	2,238	755
Non-cash impact of revaluation of interest-free government loan	(57)	(269)
WiMAX inventory provision (3)	-	760
Non-IFRS loss adjusted	(19,901)	(23,253)

IFRS basic loss per share as reported	($0.39)	($0.46)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.01
Change in the fair value of convertible debt embedded derivative	$0.03	$0.04
Non-cash interest on Convertible debt and other financing (2)	$0.04	$0.01
Non-cash impact of revaluation of interest-free government loan	-	($0.00)
WiMAX inventory provision (3)	-	$0.01
Non-IFRS basic loss per share	($0.31)	($0.39)
IFRS diluted loss per share	($0.39)	($0.46)
Add back
Stock-based compensation expense according to IFRS 2 (1)	$0.02	$0.01
Change in the fair value of convertible debt embedded derivative	$0.03	$0.04
Non-cash interest on Convertible debt and other financing (2)	$0.04	$0.01
Non-cash impact of revaluation of interest-free government loan	-	$0.00
WiMAX inventory provision (3)	-	$0.01
Non-IFRS diluted loss per share	($0.31)	($0.39)

(1) Included in the IFRS loss as follows:
Cost of product revenue	$11	$17
Research and development	475	372
Sales and marketing	236	132
General and administrative	400	346

(2) Related to the difference between contractual and effective interests

(3) All included in cost of goods sold in the IFRS loss

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com